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DataMirror Leads ETL Technology Innovation

Independent Research Firm Recognizes DataMirror’s Real-Time Information
Advantage

MARKHAM, CANADA – (December 17, 2004) – DataMirror® today announced that the company’s technology ranked as a strong performer in the report, Forrester Wave™: How To Evaluate Enterprise ETL, published today. DataMirror’s solutions are fast, smart and affordable and were recognized for their high-performance, real-time information delivery and for providing an alternative to traditional batch-oriented ETL engines designed to load data at only one speed.

According to the report, the outlook for the future of enterprise ETL includes recognition that traditional ETL tools are not designed for real-time integration. A shift from batch-oriented integration to right-time information delivery is the next requirement. DataMirror has been providing organizations with real-time information integration for over ten years, allowing them to access live, accurate information to support better decision-making. Transformation Server supports the diverse needs of customers by offering both batch-mode and true real-time information integration, demonstrating the flexibility and versatility of the solution.

“Transformation Server’s basis in replication, and the resulting real-time performance, has long been a differentiator,” notes Philip Russom, Principal Analyst, Forrester Research Inc. “It’s an alternative to batch-oriented ETL engines and is clearly differentiated from them.”

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The report also cited DataMirror for being able to deliver large Enterprise configurations at moderate prices. DataMirror had one of the highest current offering scores based on price/performance ratio. DataMirror’s strategy is to make true real-time ETL tools accessible to any organization with a need for continuous, accurate information.

Transformation Server was also recognized for its strengths outside traditional ETL solutions that are used as basic data warehousing support tools. In addition to data warehousing, companies are commonly using Transformation Server for business continuity, mainframe integration, corporate and regulatory compliance, Web services initiatives, and a range of other non-data warehousing uses on a variety of platforms.

DataMirror also ranked favorably for its partner strategy because of its range of system integrator partners, consulting firms, value added resellers, independent software vendors, infrastructure providers, and regional partners.

“Since DataMirror introduced Transformation Server and more recently our Integration Suite solutions, our customers have come to value the access they have to true real time information to make better decisions,” says Nigel Stokes, CEO, DataMirror. “DataMirror knows the importance of information integrity and reliability, which is why our solutions have been at the forefront of delivering live information to enterprise customers for well over a decade.”

DataMirror Transformation Server is a key component of Integration Suite 2005, a complete, end-to-end solution designed to solve true real-time information integration challenges across a mix of relational databases and computing platforms. DataMirror Integration Suite 2005 combines market-leading integration technology with unparalleled global services, providing the underlying infrastructure required for a successful information integration deployment. Integration Suite is widely used across all major industries to enable true Real-Time Business Intelligence/Active Data Warehousing, Business Visibility, Audit and Compliance and Customer Relationship Management.

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About DataMirror

DataMirror (NASDAQ: DMCX; TSX: DMC), a leading provider of information integration software solutions, improves the integrity and reliability of information across all of the systems that create and store data. DataMirror’s flexible and affordable integration solutions allow customers to easily and continuously detect, translate, and communicate all information changes throughout the enterprise. DataMirror helps customers make better decisions by giving their employees the continuous, accurate information they need.

Over 1,900 companies have gained tangible business benefits from DataMirror software, including Debenhams, FedEx Ground, First American Bank, OshKosh B’Gosh, Priority Health, Tiffany & Co., and Union Pacific Railroad. DataMirror is headquartered in Markham, Canada and has offices around the globe. For more information, visit www.datamirror.com.

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“Safe Harbour” Statement under the United States Private Securities Litigation Reform Act of 1995:

Forward-looking statements in this press release, including statements regarding DataMirror Corporation’s business which are not historical facts, are made pursuant to the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements of plans, objectives, strategies and expectations. The words “anticipate”, “believe”, “estimate” and “expect” and similar expressions are intended to identify forward-looking statements. Numerous important factors affect DataMirror’s operating results and could cause DataMirror’s actual results to differ materially from the results indicated by this press release or by any forward-looking statements made by, or on behalf of, DataMirror, and there can be no assurance that future results will meet expectations, estimates or projections. These factors include, but are not limited to, the following: the difficulty of developing, marketing and selling new products successfully; variability of quarterly operating results; dependence upon the continued growth and success of DataMirror’s software products; competition; rapid technological change and new product introductions; dependence upon continued growth in the database and enterprise data integration markets; dependence upon relationships with complementary vendors and distribution channels; the ability to recruit and retain key personnel; risks of international operations, including currency exchange rate fluctuations and global economic conditions; possible software errors or defects; possible infringement claims by third parties; and other factors discussed in DataMirror’s Annual Information Form and other periodic filings with the United States Securities and Exchange Commission and other regulatory authorities. Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those indicated in any forward-looking statements. DataMirror disclaims and does not assume any obligation to update these forward-looking statements.

Copyright 2004 DataMirror Corporation. DataMirror and the DataMirror family of related marks are registered trademarks of DataMirror Corporation. DataMirror and the DataMirror logo are registered in the U.S. Patent and Trademark office, the Canadian Intellectual Property Office, and may be pending or registered in other countries. All other products and services mentioned are trademarks of their respective companies.